UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of offering common shares and pre-funded warrants

On May 7, 2024, Siyata Mobile Inc., (the “Company” or “we”), entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 70,000 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $1.30 per Common Share, and (ii) 3,006,922 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $1.29 per Pre-Funded Warrant, exercisable at an exercise price of $0.01 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on May 10, 2024.

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-278697) (the “Original Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2024, as amended, and was declared effective on May 7, 2024, and the Company’s Registration Statement on Form F-1MEF (File No. 333-279198) (the “MEF Registration Statement” and together with the Original Registration Statement, the “Registration Statement”).

Spartan Capital Securities, LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated May 7, 2024 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering will result in gross proceeds to the Company of approximately $3.9 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants issued in the Offering. As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 2.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $85,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

On May 8, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein. Subsequently, on May 10, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 to this Report and is incorporated by reference herein.

The foregoing summaries of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1, 1.1, and 4.1, respectively, to this Report. The description of the terms of the Purchase Agreement, Placement Agency Agreement and the Pre-Funded Warrant are qualified in their entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit Number	Document
1.1	Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated May 7, 2024
4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated May 7, 2024
99.1	Press release dated May 8, 2024
99.2	Press release dated May 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

2